

15025549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section MAR 09 2015 Washington DC 404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52440

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING ___JANUARY 1, 2014___ AND ENDING ___DECEMBER 31, 2014___
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **PROSPERO CAPITAL, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICAL USE ONLY
FIRM ID. NO.

103 NORTH PARK AVENUE
(No. and Street)

EASTON   **CT**   06612
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DANIEL DONOVAN

                                            (203) 450-9644
                                            (Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - if individual, state last, first, middle name)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND   **FLORIDA**   32751
(Address and City)   (State)   (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are required to respond unless
the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, _____ DANIEL DONOVAN _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or _____ PROSPERO CAPITAL, LLC _____ , as of _____DECEMBER_____ 31, __2014__ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

MANAGER
Title

Public Notary

My Commission Expires: 1/31/2018

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PROSPERO CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2014

PROSPERO CAPITAL, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2014

TABLE OF CONTENTS

| 100 E. Sybelia Ave. Suite 130 | *Certified Public Accountants* | Telephone 407-740-7311 |
| Maitland, FL 32751 | Email: pam@ohabco.com | Fax 407-740-6441 |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Management and Members
Prospero Capital, LLC

We have audited the accompanying statement of financial condition of Prospero Capital, LLC as of December 31, 2014, and the related statement of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Prospero Capital, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prospero Capital, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Prospero Capital, LLC's financial statements. The information contained in Schedules I, II and III are the responsibility of Prospero Capital, LLC's management. Our audit procedures included determining whether Schedules I, II and III reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test completeness and accuracy of the information presented in Schedules I, II and III. In forming our opinion on Schedules I, II and III, we evaluated whether Schedules I, II and III, including their form and content are presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
February 16, 2015

PROSPERO CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Assets:

Cash and cash equivalents	$	12,974
Prepaid expenses		825
	$	13,799

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable and accrued liabilities	$	310
		310
Member's equity:		13,489
	$	13,799

The accompanying notes are an integral part of these financial statements.

PROSPERO CAPITAL, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues:

Consulting income	$	-
Other income		-
Total revenues		-

Expenses:

Professional fees	4,999
Insurance	453
Dues and Fees Paid	3,591
Tax	250
Total expenses	9,293
Net income (loss)	$ (9,293)

The accompanying notes are an integral part of these financial statements.

PROSPERO CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

BALANCE - JANUARY 1, 2014	$	12,582
Net income		(9,293)
Member's contributions		10,200
BALANCE - DECEMBER 31, 2014	$	13,489

The accompanying notes are an integral part of these financial statements

PROSPERO CAPITAL, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:		
Net (loss)	$	(9,293)
Adjustments to reconcile net (loss) to net		
cash flows from operating activities:		
Increase (decrease) in:		
Accounts payable and accrued liabilities		(3,205)
Prepaid expenses		1,245
Net cash used in operating activities		(11,253)
Cash flows from financing activities:		
Member contribution		10,200
Net cash provided in financing activities		10,200
Net decrease in cash and cash equivalents		(1,053)
Cash and cash equivalents at beginning of period		14,027
Cash and cash equivalents at end of period	$	12,974

The accompanying notes are an integral part of these financial statements.

5

Note 1 -- Summary of Significant Accounting Policies

Nature of Business

Prospero Capital, LLC ("the Company") is a broker-dealer, registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was organized in the State of Connecticut on January 11, 2000.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2014, the Company had no uninsured cash balances.

Commission Income

The Company's commission income is substantially derived from consulting contracts. Commissions are recorded as earned.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company, with the consent of its member, has elected under the Internal Revenue Code to be a Limited Liability Company for both federal and state income tax purposes. In lieu of corporation income taxes, the members of a Limited Liability Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position included an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The shareholders and the Company are generally not subject to U.S. federal, state or local income tax examinations related to the Company's activities for tax years before 2011.

PROSPERO CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 1 – Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2014, the Company had excess net capital of $7,664 and a net capital ratio of 41 to 2.45%.

Note 3 – Commitments and contingencies

The Company does not have any commitments or contingencies.

Note 4 - Subsequent Events

The Company has evaluated subsequent events through February , 2015, the date which the financial statements were available to be issued, and has determined that the Company had no events occurring subsequent to December 31, 2014 requiring disclosure.

PROSPERO CAPITAL, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1 AND
RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17a-5(d)(4)
DECEMBER 31, 2014

Computation of basic net capital requirements:

Total member's equity qualified for net capital		$ 13,489
Deductions:		
Non-allowable assets		
Prepaid expenses	825	
Total Non-allowable assets		825
Net capital before haircuts and securities positions		12,664
Net capital		12,664

Minimum net capital requirements:
  6 2/3% of total aggregate indebtedness ($310)
  Minimum dollar net capital for this broker-dealer ($5,000)

Net capital requirement (greater of above two requirement)		5,000
Net capital in excess of required minimum		$ 7,664

Reconciliation with Company's computation (included in Part IIA of
  Form X-17A-5 as of December 31, 2014

Net Capital as reported in Company's Part IIA	
Focus report	12,914
Increase in accrued expenses	(250)
Net capital, per December 31,2014, audited report, as filed	$ 12,664

PROSPERO CAPITAL, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

Total aggregate indebtedness:

Accounts payable and accrued expenses	$	310
Aggregate indebtedness	$	310

Ratio of aggregate indebtedness
to net capital   2.45%

PROSPERO CAPITAL, LLC

**INFORMATION RELATING TO EXEMPTIVE PROVISION
REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2014**

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (i) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (i) of the Rule.

Ohab and Company, P.A.

| 100 E. Sybelia Ave. Suite 130 | Certified Public Accountants | Telephone 407-740-7311 |
| Maitland, FL 32751 | Email: pam@ohabco.com | Fax 407-740-6441 |

Report of Independent Registered Public Accounting Firm

Members and Management
Prospero Capital, LLC

We have reviewed management's statements, included in the accompanying Prospero Capital, LLC Exemption Report, in which (1) Prospero Capital, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Prospero Capital, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) Prospero Capital, LLC stated that Prospero Capital, LLC met the identified exemption provisions throughout the period June 1, 2014 through December 31, 2014 without exception. Prospero Capital, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Prospero Capital, LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA
Maitland, Florida
February 16, 2015

Prospero Capital LLC
103 North Park Avenue Easton, CT 06612

Ms. Pamela Ohab
Ohab & Company
100E. Sybelia Avenue
Suite 130
Maitland, Florida 32751-4773

February 9, 2015

Dear Ms. Ohab:

Prospero Capital LLC identifies SEC Rule 15c3-3(k)(2)(i) under hich we claim exception from SEC Rule 15c3-3.

We met the identified exception for the entire period June 1 through December 31, 2014

Sincerely

Daniel Donovan